June 8, 2006

Barbara C. Jacobs,	VIA OVERNIGHT MAIL
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Agassiz Energy, LLC Registration Statements on Form SB-2, as amended Filed April 5, 2006 and April 7, 2006 Registration No. 333-133024
Dear Ms. Jacobs:
This letter responds to the comments of your letter dated May 2, 2006 relating to Agassiz Energy, LLC. (the “Company”), a copy of which letter is enclosed for your convenience. We are responding to your letter on behalf of the Company as its counsel.
The enclosed clean and marked-to-show-changes copies of Amendment No. 2 to the Company’s Registration Statement on Form SB-2, Reg. No. 333-133024 (the “Registration Statement”) contain revisions that are directly in response to your comments. We have reproduced below in italic font each of your comments set forth in your letter of May 2, 2006, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of May 2, 2006. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked versions of the documents enclosed herewith.
Form SB-2
General
1. The securities you are offering for sale include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up

Barbara C. Jacobs,
Assistant Director
June 8, 2006

to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, “the total amount due to the [issuer] is received by [the issuer] by a specified date.” See Rule 10b-9(a)(2). With a view to better disclosure, please provide us with an analysis as to whether receipt of promissory notes, in lieu of cash, to meet the minimum prior to the offering termination date would be consistent with Rule 10b-9(a)(2). For example we note that you stated in your “Risk Factors” that as much as 90% of the offering proceeds would be subject to promissory notes not due until after the offering is closed.

We have revised the registration statement to provide that we must receive the minimum offering proceeds from the offering, in cash in the escrow account, by the end of the twelve month offering period or we will promptly return the investors money, plus accrued interest, less escrow fees. This is true even if we have received subscription agreements and promissory notes in the minimum offering amount and have already closed the offering prior to the twelve month date after effectiveness.

Pursuant to Minnesota law, Section 322B.40, Subd. 2(2), a limited liability company can accept promissory notes as full consideration for payment of membership units and that such units would be deemed fully paid and non-assessable. Please also note that we cannot release funds from escrow until the minimum offering amount has been received in cash even if we earlier close the offering. We may elect to close the offering prior to the twelve month offering period following effectiveness if we receive a debt financing commitment in sufficient amount to fund the construction of the plant, less the then acquired offering proceeds.

This procedure for obtaining investor funds is consistent with the ethanol financing industry in general and has been used in the past by other ethanol producers subject to SEC regulation, including, but not limited to First United Ethanol LLC, SEC File No. 333-130663, Gold Energy LLC, SEC File No. 333-130022 and Cardinal Ethanol, LLC, SEC File No. 333-131749.

2.	Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you prominently include many factual statements, but you do not always indicate whether the source of this information is based upon management’s belief, industry data, scientific reports, general articles, or any other source. For example, we note the following:
•	“Certain individuals believe that the use of ethanol will have a negative impact on prices at the pump.” (page 14)

•	“The 2004 corn crop was the largest corn crop on record with national production at approximately 11.8 billion bushels.” (page 27)

Barbara C. Jacobs,
Assistant Director
June 8, 2006

•	“Our plants will consume approximately 133,000 tons of coal per year...” (page 48)
These are only examples. The “Management’s Discussion and Analysis and Plan of Operation” and “Description of Business” sections in particular contain a number of other examples. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon third-part statements, reports or articles, please supplementally provide us with support for such statements. Please set forth in the prospectus the dates of all reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statement as your own.

We have amended the registration statement to more clearly identify the source of the industry and scientific data used. Where appropriate, we have indicated that statements are based on management’s belief and provided an explanation for the basis of such beliefs. When the information is based on third-party statements, reports or articles, we have provided citations and dates to such. We have also attempted to provide sources for such statements for your review. To the best of our knowledge, each statistic cited is publicly available without cost via the Internet or other widely disseminated materials.

3.	Please confirm there are no material relationships that the Company or any of its governors or officers has with Bio-Renewable, Inc., Vogelbusch U.S.A., Inc., or the Natural Resources Group.

We confirm there are no material relationships that the Company or any of its governors or officers has with Bio-Renewable, Inc., Vogelbusch U.S.A., Inc., or the Natural Resources Group. We have updated the disclosure in the registration statement on page 57.

4.	We note that you have executed real estate option agreements and as discussed on page 23 you intend to acquire parcels of land near Erskine, Minnesota. However, it appears in portions of your prospectus, especially in your “Risk Factors” and “Description of Business,” you discuss plant location very generally. While the location may not be definitive, please revise so that each time you discuss generalities concerning location of plant, permitting requirements, local markets, and environmental risks or similar disclosure, you at least address the issues as they relate to the Erskine site.

The plant’s exact location has been determined and will be located on the parcels of land on which we have options to purchase. We have revised those portions of the registration statement that discuss the location generally to reflect this. We have also revised the

Barbara C. Jacobs,
Assistant Director
June 8, 2006

registration statement to discuss permitting requirements, local markets and environmental risks as they relate to the Erskine site.

5.	Please provide us with copies of any additional artwork or diagrams you intend to use as soon as possible for our review and comment.

We will do so when they are available.
Cover Page of Prospectus
6.	We note the restrictions on transfer that will be imposed upon your units. Please briefly indicate the existence of such restrictions on the cover page of your prospectus. Please also indicate on the cover page that your units will not be listed on any national exchange.

We have revised the disclosures on the cover page to indicate that there are transfer restrictions on the units, including that there will be no market for the units and that the units are subject to restrictions based on the member control agreement.
7.	It appears that your statement that begins “Investments will be held in escrow until the earliest of...” (emphasis added) may be inaccurate. Based on Section 7 of the Escrow Agreement, it appears that funds may be held in escrow for more than one year from the effective date of the registration statement, which is indicated in your item. In particular, it appears that funds may be held in escrow up to one year and 3 months after the effective date of the registration statement. Please revise or advise.

We have revised the registration statement and escrow agreement to provide that we must receive the minimum offering proceeds from the offering, in cash, by the end of the twelve month offering period or we will promptly return the investors money, plus accrued interest, less escrow fees.
8.	In the paragraph that begins “Investments will be held in escrow until...”, please revise to make clear that, in the event that all the conditions for the release of funds from escrow have not been met, any escrowed funds will be refunded promptly to the purchaser no later than one year and three months from the date of this registration statement.

We have revised the disclosures in the registration statement to make clear to investors that their investment will be returned promptly in the event the escrow conditions are not met, as required by Rule 10b-9 of the Exchange Act.
9.	Please revise the sentence on the prospectus front cover to also disclose that except for Minnesota, South Dakota and North Dakota, you have not made any determinations as to the “certain states” in which resale transactions may or may not occur. Clearly state that based on your determinations no resale transactions may occur in any state but Minnesota, South Dakota and North Dakota without diligence on the part of the investor.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

Please revise your related risk factor disclosure as well and ensure that you discuss the ramifications to investors of engaging in very limited “blue sky” work.

We have revised the registration statement on page 20 “Risk Factors” to more clearly state that investors in states other than Minnesota, North Dakota and South Dakota face additional restrictions on the transfer of their units as a result of state “blue sky” laws.
Prospectus Summary
The Company, page 1
10.	Please revise this section or your “Description of Business Section” to include the address of your website which appears to be located at http://www.agassizenergy.com.

We revised the registration statement on page 1 accordingly.

11.	You state that you intend to build and operate a 52 million gallon per year ethanol plant. The MOU dated May 20, 2005 references a 50 million gallon per year plant. Please advise or revise. See also comment 30.

The MOU references a 50 million gallon per year plant that produces ethanol. We intend to operate a plant that produces denatured ethanol, which consists of ethanol plus added gasoline. For every 50 gallons of ethanol, two gallons of gasoline are added to produce denatured ethanol, which is also referred to as fuel ethanol and is unfit for human consumption. Technically the plant will produce 50 million gallon of ethanol from the corn input, but from a marketing and selling perspective, the plant will produce 52 million gallons of denatured ethanol.

We have revised the registration statement to make this distinction more clear.
The Project, page 1
12.	Please revise the body of the document, such as in your “Management’s Discussion and Analysis and Plan of Operation” section, to clarify the basis for the $98 million estimate and the major assumptions used to calculate this amount.

We have revised the registration statement to indicate that the $98 million estimate is based on a September 2005 estimate from Vogelbusch U.S.A., Inc. and also to state the major assumptions used in calculating this amount. We have not yet obtained an updated estimate, but we believe that a final cost would likely be higher and not lower at this time.

13.	On page 2, you disclose that you will be required to pay Bio-Renewable Group $85,000 “plus reimbursable expenses” if you terminate or fail to perform your commitments under the MOU. Please quantify the amount of reimbursement you will be required to remit, which we note in the MOU is at least $160,000.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

We have revised the registration statement to more accurately describe our agreement with Bio-Renewable Group and to also update the disclosure for recent events.
Escrow Procedures, page 4
14.	Disclose how you will calculate the escrow agent’s fees that will be deducted from proceeds you return to investors. Please also describe any other fees payable to the escrow agent and how those fees will be paid, including those discussed in Section 4 of your escrow agreement. Finally advise if you anticipate the interest accrued would exceed the costs of the escrow.

We only recently began approaching potential escrow agents. As of the date hereof, we have no agreement with any escrow agent and as such, are unable to fully answer this question. We expect, however, based on previous ethanol plant offerings and escrow agreements, that escrow agent fees will be paid from interest earned on the offering proceeds held in escrow prior to release from escrow. We anticipate that the escrow agent may charge a minimal administration fee that we will pay from our existing cash resources. We anticipate that the interest accrued would exceed the costs of the escrow, but it is impossible to know that until the escrow conditions are met.
15.	Please file a copy of any additional instruction that would be provided to the escrow agent to allow the escrow agent to determine whether the minimum offering conditions represented to investors have been satisfied or, conversely obligate them to promptly return the funds to investors when the minimum offering conditions are not met. In this respect please note that funds represented by check are not considered received, for the purpose of minimum offering satisfaction, until fund collection. Your disclosure and escrow agreement or instruction should prominently define what is meant by the reference to “deposited in the Escrow Account” (as used in Section 3 of the Escrow Agreement) or the term “Deposited Funds.” Specifically discuss that in order to satisfy the minimum offering requirements you must receive and obtain payment of any checks gathered to satisfy the minimum within the stated offering period. Please also disclose who has signature power over the account and who determines whether the minimum offering requirements are satisfied.

As stated in our response to Comment 14, we have not finalized the escrow agreement yet. When we do so, we will file the executed escrow agreement as an exhibit.

We have revised the registration statement to provide that we must receive the minimum offering proceeds from the offering, in cash, by the end of the twelve month offering period or we will promptly return the investors money, plus accrued interest, less escrow fees.

We have revised the registration statement to make the escrow requirements more clear.

16.	We note it is your intent to enter into an agreement with a local bank to serve as escrow agent. Please be advised we will not declare the registration statement effective until we

Barbara C. Jacobs,
Assistant Director
June 8, 2006

have received a final executed agreement and have appropriate time to review the final escrow agreement and related disclosure.

We understand this requirement and will file an amendment to the registration at the appropriate time when we have executed such an agreement.
Important Notices to Investors, page 5
17.	We note your statement that “During the course of the offering of the units and prior to the sale of the units, each prospective purchaser and his or her representatives, if any, are invited to ask questions of, and obtain additional information from, our representatives concerning the terms and conditions of this offering, us, our business, and other relevant matters. We will provide the requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.” Please advise us as to whether you intend to send to investors any written information other than the prospectus contain in this registration statement. If you intend to send written information, please advise us as to how you intend to comply with Section 5 of the Securities Act.

Finally, we note your disclosure on page 65 that, “In addition to and apart from this prospectus, we may use certain sales material in connection with this offering.” With respect to these sales materials, please tell us whether they will meet the requirements of Section 10 and how you intend to comply with Section 5 of the Securities Act.

Currently, we do not intend to use a preliminary prospectus or distribute or use any offering or sales material prior to the declaration of effectiveness of the registration statement by the SEC. At such time, we may send written information at the same time as we provide the final prospectus to prospective investors. Any such written information would be limited to the information permitted to be delivered simultaneously with the final prospectus pursuant to Section 2(a)(10) of the Securities Act.
Risk Factors, page 7
18.	We note from your disclosure, for example on page 20 that you may be required to issue warrants in order to obtain debt financing. If material, please describe the risks to your investors from the issuance of such warrants including their dilutive effects. In addition, we note that in order to commence operations, you will need to attract and retain operational employees. If you intend to adopt a unit incentive plan or otherwise grant units, options or warrants, etc., to attract and retain such personnel, please also address the dilutive effects of those actions as well.

We have revised this risk factor to address the potential dilution if we issue warrants to obtain debt financing or grant equity compensation plans for our employees.
19.	Please add a risk factor addressing the risks associated with engaging a third party firm to market and sell ethanol and market ethanol-byproducts, as opposed to creating an in-house staff.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

The previously filed SB-2 contained a risk factor entitled “We will depend on others for the sales of our products, which may place us at a competitive disadvantage and reduce profitability” that we believe addresses this risk. If you do not agree, please provide additional comments that might enable us to better clarify this risk.
20.	We note from your disclosure that you will engage in contracting and hedging activities related to commodities, once your plant becomes operational. Similar to disclosure on page 46, please describe any material risks that may result from engaging in such activities. Consider also how use of a third party firm to determine whether to engage in the newly developed ethanol hedging activities may also pose a risk to investors.

We have revised the registration statement to discuss this risk.
21.	Please add a risk factor addressing the fact that you have no full time employees and the risk associated with attempting to hire employees capable of implementing your plan of operations.

We have revised the registration statement to discuss this risk.
22.	Please add a risk factor addressing the problems associated with coal disposal and general increased regulatory requirements for developing and operating a coal plant. Please also summarize in your business section the “plan for coal fly ash disposal” discussed in the October 31, 2005 memo to Robyn Holdrorf. Finally, discuss the specific quantitative impact associated with creating a gas powered plant, since it appears you may elect to create this type of plant if coal plant development is unsuccessful.

We have revised the registration statement to discuss this risk. We have also revised the registration statement to discuss the memo cited and discussed the quantitative impact related to a natural gas powered plant. However, given our estimation that it is unlikely that we will have to develop a natural gas powered plant as an alternative, we do not believe that further discussion of this risk is relevant or material.
23.	Please add a risk factor that discusses the numerous permits discussed in your “Description of Business” that would be required prior to and during operation.

We have revised the registration statement to discuss this risk.
24.	Please add a risk factor that discusses the necessity of obtaining debt financing at prime rate of interest plus loan fees. Would different than anticipated credit ratings affect your ability to raise debt, or to operate your business?

We have revised the registration statement to discuss this risk.
25.	Please add a risk factor that discusses that your governors are not liable for breach of fiduciary duties except in certain circumstances under Minnesota Law as discussed on page 60. Please also add a risk factor that discusses, in part, Section 1.5 of your Member Control Agreement that prohibits Members, Governors or their Affiliates from engaging in competitive activities without having to offer that interest to Agassiz.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

We have revised the registration statement to discuss these risks.
26.	Please add a risk factor, if applicable, concerning the risks associated with growing corn (in the future) on the land near your plant, and revise to discuss as part of your future business plan.

We have examined our business plan and determined that there would be no material risks associated with growing corn on the land near the plant in the future. In fact, the farms located near our proposed plant already grow corn and we expect they will continue to do so after the plant is completed.
Risks Related to the Offering
We are not experienced in selling securities....page 7
27.	We note your statement that, “Our governors have significant responsibilities in their primary occupations in addition to trying to raise capital.” Please disclose the “primary occupations” of these persons and how much time you expect they will have available to devote to offering your securities. Please also include the same information for the intended allocations to Agassiz by the officers, now and in the future, in your “Governors, Officers and Control Persons” sections.

We have revised the registration statement to disclose the primary occupations of our governors and how much time we expect they will devote to the offering.
Investors will not be allowed to withdraw....page 7
28.	It appears that one could have their investment unavailable for a year and three months due to the terms of the escrow agreement. Please revise or advise.

We have revised the registration statement to provide that we must receive the minimum offering proceeds from the offering, in cash, by the end of the twelve month offering period or we will promptly return the investors money, plus accrued interest, less escrow fees.
Risks Related to Agassiz Energy, LLC as a Development-Stage Company
We have little to no experience in the ethanol industry....page 9
29.	Please disclose in greater detail in your “Governors, Executive Officers, Promoters and Control Persons” section and augment these risk factors to disclose the specific experience that your Executive Officers, especially Don Sargeant and Larry Altringer, have in financial accounting and preparation of reports under the Exchange Act.

We have revised the registration statement and the risk factors to describe the experience of our governors and executive officers in financial accounting and preparation of Exchange Act reports.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

Risk Related to Regulation and Government Action
Loss of or ineligibility for favorable tax treatment....page 15
30.	We note you intend to build a plant with a 52 million gallon capacity but that would also be capable of producing more than 60 million gallons. Please describe this process and how the determination of extra capacity is made. In addition, please consider discussing the risks associated with increasing production beyond 52 million gallons, for example, the effect on your permits for air emissions. Please also discuss how air permits, or tax credits could limit the increase in your production in the future. Finally, please also advise why you state on page 34 that your plant will be able to produce up to 70 million gallons per year.

We have revised this disclosure in the registration statement to provide this information.
Risks Related to conflict of interest
Our governors and officers have other business and management responsibilities....page 18
31.	Please discuss in better detail the nature of your governors’ and officers’ other management responsibilities. Disclose the approximate amount of time you expect your governors and officers to be able to devote to Agassiz. In addition, please revise this section to indicate that there is no limitation on the number of shares governors and officers can purchase to meet the minimum offering amount.

We have revised the registration statement accordingly.
Capitalization, page 21
32.	Please revise your disclosures to clearly indicate that you are required to obtain a financing commitment and if such commitment is not obtained the offering proceeds may be returned.

We have revised the registration statement accordingly.
Management’s Discussion and Analysis and Plan of Operation, page 23
Liquidity and Capital Resources, page 27
33.	We note you have a number of ongoing commitments irrespective of raising necessary funds, including the consulting agreement for $650,000 and for permit/environmental consulting. Please discuss these already agreed to contractual outlays on an individual basis in this section so investors can get a better understanding of your cash flows over the next 12 months if you are unable to obtain necessary equity or debt financing.

We have revised the registration statement accordingly.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

Grant, Government Programs and Tax Increment Financing, page 28
34.	Please discuss AURI’s role in “oversee[ing]” and “act[ing] as [y]our project coordinator.” Please also discuss the required cash balances that are part of the grant agreement with AURI.

We have revised the registration statement accordingly.

35.	Please advise in this section if you have sought any government financing, and if you would be eligible for any government sponsored financing.

We have not sought any government financing and do not intend to do so. We do not believe we would be eligible for any governmental financing. We have revised the registration statement accordingly.

36.	Please describe the specific Minnesota tax abatement programs that may be applicable to you.

We have revised the registration statement to correct an error, in that there are no specific Minnesota tax abatement programs applicable to us.
Estimated Use of Proceeds, page 29
37.	Please clearly differentiate any amounts to be paid to affiliates or related parties in connection with this transaction.

We have revised the registration statement to clearly indicate that we do not expect that any amounts will be paid to affiliates or related persons in connection with this transaction.

38.	Please advise why you have not included estimated escrow fees in offering expenses.

We have revised the registration to include “Miscellaneous Fees” of $10,000 in the offering expenses, which includes estimated escrow fees.

39.	Please supplementally advise of the specific uses of the advertising and consulting fees discussed in this section.

As stated previously, we do not intend to conduct any offering activity until our registration statement is declared effective. We expect that our advertising conducted post-effectiveness will consist of print and radio advertising costs in Minnesota, North Dakota and South Dakota, as well as costs associated with holding investor meetings in those states.

We expect to pay consulting fees as part of our offering process, including fees to individuals for helping write advertising materials, holding investor meetings and also fees related to identifying and acquiring senior debt financing. No consultant is or will be

Barbara C. Jacobs,
Assistant Director
June 8, 2006

a broker-dealer and all such consultants will act consistently with the provisions of Rule 3a4-1 of the Securities Exchange Act.
Estimated Sources of Funds, page 29
40.	Please revise to discuss in specific detail the pre-production period costs outside of the offering expenses.

We have revised the registration statement accordingly.
Our Primary Competition, page 35
41.	Please briefly mention your international competition as previously discussed.

We have revised the registration statement accordingly.
Description of Business, page 40
42.	We note you have very limited disclosure on your operations prior to the last year. Please revise your disclosure to discuss general development of business over the past three years including your operations as New Harvest Ethanol, and the various actions of your governors in initial business plans, discussions with government agencies to receive various grants etc. See Item 101(a) of Regulation S-B.

We have revised the registration statement accordingly.
Co-Products, page 44
43.	Please discuss in greater detail the process by which you determined not to capture and market your carbon dioxide gas and what additional efforts would need to occur in order to capture gas.

We have revised the registration statement accordingly.
Project Location and Proximity to Markets, page 46
44.	Please supplementally advise as to the approval process, including necessary zoning requirements that may be required in order to build on the intended site. Please also advise if you have conducted any preliminary environmental site assessments or have any reason for concern over the environmental hazards on the Erskine site.

We are actively pursuing all necessary zoning and other permits required to build on the intended site. We have not conducted a Phase I EPA survey, but given the previous usage of the land as farm land, neither we, nor our environmental consultants, expect that we will encounter any environmental hazards at the site.

We have revised the registration statement accordingly.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

Transportation and delivery, page 47
45.	Please discuss status of the design or engineering services provided by R&R Contracting as of a date reasonably practicable to filing your next amendment. Please also discuss any preliminary determinations or costs estimates. Please advise if you have any written agreements with R&R or their affiliates.

We have revised the registration statement accordingly. We have no written agreements with R&R or their affiliates. The Bio-Renewable Group has indicated they will engage R&R as a subcontractor, therefore, any design or engineering services performed by R&R will be priced as part of the eventual Bio-Renewable Group contract.
Design Builder: Bio-Renewable Group, page 51
46.	Please more fully describe Bio-Renewable and Vogelbusch. Prove some specific indication of their size, operational history, and a balanced, objective evaluation of both positive and negative experience in the industry.

We have revised the registration statement accordingly.
Construction and timetable for completion of the project, page 51
47.	Please advise if you can begin detailed design prior to the closing of the offering based on the funds you currently have.

We have already engaged Utility Engineering to provide preliminary engineering work that will serve as the basis for the eventual design-build contract with the Bio-Renewable Group and we have the funds to pay for these services from our previous private placements. We expect to execute the final contract with the Bio-Renewable Group near the time we break escrow.
Regulatory Permits, page 51
48.	We note you discuss numerous permits required prior to and during the operation of business in this section. If material please discuss the costs of preparing necessary paper work (or hiring a third party) and paying the permit costs. We note for example you expended at least $63,000 since May of 2005 on consulting services alone.

We have revised the registration statement accordingly.
Governors, Executive Officers, Promoters and Control Persons, page 56
49.	Please confirm that no person could be deemed a promoter in connection with Agassiz Energy. See Item 404(d) of Regulation S-B.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

All of our current governors would be deemed a promoter pursuant to Rule 404(d) of Regulation S-B. There have been no transactions with promoters other than those described in the registration statement.
Business Experience of Governors and Officers, page 56
50.	Please confirm that none of the companies mentioned in this section are publicly traded, or report with the SEC.

None of the companies mentioned in this section are publicly traded or report with the SEC. We have revised the registration statement accordingly.

51.	Please briefly discuss the nature of each business discussed in this section. For example, describe the type of business in which Drees, Risky & Vallager, Red Power International, and Industrial Contract Services are involved.

We have revised the registration statement accordingly.

52.	We note on page 69 you discuss the nominating committee of the board of directors. Please revise this section to disclose the governor committees that have been established and who serve on each committee. Please also revise to indicate Mr. Altringer is serving as your “Tax Matter Member.”

We have revised the registration statement to correct an error in that there is currently no nominating committee, or any other committee of the board of governors. With the exception of Mr. Sargeant, all of our current governors are independent.

We have revised the registration statement to indicate that Mr. Altringer is our Tax Matter Member. Technically, this is not an “officer” position, but rather a member related matter.
Executive Compensation, page 60
53.	Please advise why you have not provided Don Sargeant’s compensation in tabular format pursuant to Item 402(a)(2) of Regulation S-B.

Mr. Sargeant is not currently compensated in connection with his role as our Chief Manager, but rather as a consultant hired by us to oversee our operations until such time as we may engage a full-time project manager. We have no current employees.
Employment Agreements, page 60
54.	We note the Memorandum of Agreement discusses Don Sargeant’s opportunity to purchase 20,000 units, please confirm that cash compensation was provided for those units.

Mr. Sargeant paid cash to purchase these units. We have revised the registration statement accordingly.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

Certain Relationships and Related Party Transactions, page 61
55.	Please advise as to the consideration given to whether Crookston Development Authority is a related party and to disclose the relationship between Don Sargeant and Crookston Development Authority.

Two of our governors serve in some capacity on the CDA board, but only one is a voting member. The CDA board consists of two voting members and one non-voting members and acts independently of our interests. We do not believe that our governors are able to control the actions of the CDA relative to our interests, nor do they stand to benefit financially from their involvement with the CDA.

However, we have more fully disclosed the relationship between the CDA and our board members in the registration statement.

56.	Please advise why you have not discussed the accounting services provided by a “Member.” Please describe the nature of the services.

We have revised the registration statement to correct this oversight and describe the nature of these services.
Plan of Distribution, page 61
The Offering, page 61
57.	Provide a detailed analysis of the factual circumstance that will allow each such person listed on page 6 to qualify for the safe harbor from broker-dealer registration set out in Rule 3a4-1 of the Securities Exchange Act of 1934.

The basis of our analysis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:
1)	The governors referenced as people who will sell on behalf of the Registrant are not subject to a statutory disqualification, as defined in section 3(a)(39) of the Act, at the time of their participation.

2)	The governors are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.

3)	The governors are not at the time of their participation associated persons of a broker or dealer.

4)	The governors meet all of the following conditions:
•	The governors primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the Registrant, otherwise

Barbara C. Jacobs,
Assistant Director
June 8, 2006

than in connection with transactions in securities; and

•	The governors were not brokers or dealers, or associated persons of a broker or dealer, within the preceding 12 months; and

•	The governors do not participate in selling an offering of securities for any issuer more than once every 12 months.
Further, we believe that our new Vice President, John Stone, likewise qualifies for this exemption from the broker-dealer registration requirements based on the same analysis. He will not be directly engaged in selling securities at any point and his role will be limited to advising the board of governors. His role in securing senior debt financing also does not involve selling securities and regardless, he would otherwise be exempt pursuant to Rule 3a4-1.
Suitability of Investors, page 62
58.	Please explain how you determined the $45,000 and $100,000 thresholds for the suitability test. Please disclose the reasons you are seeking each of the representations and the effect of each representation on investors. Please also discuss the material representations from Exhibit 4.2, (specifically Section 6).

The suitability standards were determined based on the requirements of South Dakota law, specifically the provisions of the NASAA Omnibus Guidelines, III.B, however, we have also revised the registration statement and the subscription agreement to correct an error, in that the alternative net worth requirement is $150,000, not $100,000.

We are seeking each of the representations from investors not with the goal of having the investors waive any rights they have under federal or state securities laws, but rather to give comfort to us that the registration is being conducted in accordance with federal and state securities laws. In addition, we believe it is important for investors to understand and state to us that they understand: that there are restrictions on the transfer of their units, that no governmental body has approved the offering, that they will be bound by the terms of our Member Agreement, etc... .

We have inserted the following language in this section to clarify our reasons for requesting these representations:

“We will rely on these representations and others in determining whether you understand and have knowledge of the material terms and nature of the investment, so that we can determine whether investment is suitable for you. If we accept your subscription, we will use the information you give us in the subscription agreement for company purposes, such as tax reporting. We will use the representations regarding taxpayer information to defend ourselves if questioned by the Internal Revenue Service about your taxes. Also, if you do not fulfill your obligations under the promissory

Barbara C. Jacobs,
Assistant Director
June 8, 2006

note and security agreement, we will use the applicable representations from your subscription agreement against you to show that you understood that we can take legal action for payment under the promissory note and security agreement, and/or retain possession of your membership certificate to perfect any security interest we have in the units. Finally, if you seek legal action to attempt to force us to allow an action prohibited by our member control agreement, we will use the applicable representation in your subscription agreement as evidence that you understood that you would be bound by the restrictions and provisions of the member control agreement, including the restrictions on transfers of our units.”
Subscription Period, page 63
59.	Please revise to disclose who will pay escrow fees not covered by the interest earned on escrow funds.

We have revised the registration statement accordingly.
Subscription Procedures, page 63
60.	Please confirm that in addressing check to Agassiz Energy, LLC-Escrow, checks cannot be deposited in general funds and only in the escrow account that will be established.

We have revised the registration statement and escrow agreement to more fully reflect the fact there is no final executed escrow agreement in place and that therefore, we do not know how the checks should be addressed as of the date of filing. This information will be updated when the final executed escrow agreement is completed.

61.	Please revise to indicate that the Promissory Note and Security Agreement will be enforced in accordance with the laws of North Dakota and not Minnesota. Please advise if that will have any material effect on enforceability.

We have revised the Promissory Note and Security Agreement to correct an error, as it will be enforced in accordance with the laws of Minnesota, not North Dakota.

62.	We note your disclosure that you “might not consider acceptance or rejection of [an investor’s] application until after [you] have received applications totaling at least $42,500,000 from investors or until a future date near the end of this offering.” Please note that for Rule 10b-9 purposes a specified minimum number of shares are not considered sold unless all the securities required to be placed are sold in bona fide transactions and are fully paid for. Therefore, once the minimum number of subscriptions is accepted, it would appear inappropriate for such subscriptions to thereafter be rejected (i.e., reserving the right to reject previously accepted subscriptions which constituted the minimum represented as “sold”). However, subscriptions above the required minimum may still be rejected on an individual basis. Please revise accordingly.

We have revised the registration statement accordingly.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

Escrow Procedures, page 64
63.	We note your disclosure that you will invest escrow funds “short-term certificates of deposit issued by a bank, short-term securities issued by the United States government, money market funds, repurchase agreements or other financial vehicles including those available through the escrow agent.” Please note that only the first two types of investments (and bank accounts) are permissible within the meaning of Rule 15c2-4 (and by extension under Rule 10b-9). Please revise your disclosure regarding the types of permissible investments of subscription proceeds.

We have revised the registration statement accordingly.
Description of Membership Units, page 65
64.	Please provide the information pursuant to Item 201(b) of Regulation S-B.

We have revised the registration statement accordingly.
Voting limitation, page 66
65.	It appears according to disclosure and Section 2.3 of the Member Control Agreement that no Member may own more than 20% of membership interests issued by the Company pursuant to a registered public offering initiated in 2006. Further, Section 5.1 states that any Member who invests at least $12,000,000 would get to appoint a Governor of the Company. Discuss this fact and describe the effects if person who already own certain units purchase units offered as part of a future offering (which aggregate to over 20%).

We have revised the registration statement accordingly.
Summary of our Member Control Agreement and Operating Agreement
Management, page 69
66.	Please advise how membership consent to personal loans to Governors or Affiliates is consistent with Section 13(k) of the Exchange Act. Please also disclose the terms of Section 6.9 of your Member Agreement.

We have revised the registration statement to explain the provisions of Section 13(k) of the Exchange Act and how that section will prohibit us from making personal loans to Governors and Affiliates regardless of contrary provisions in our Member Control Agreement. We have also revised the registration statement to disclose the terms of Section 6.9 of the Member Control Agreement.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

Members’ Meetings and Other Members’ Rights, page 70
67.	Please revise to discuss the mandated frequency of your “regular meeting of members.” Please also summarize Section 3.3 of the member control agreement and the quorum requirements for voting.

We have revised the registration statement accordingly.

68.	Expand the third paragraph to disclose the situations that require a greater or lesser vote.

We have revised the registration statement accordingly.

69.	In discussing dissenter’s rights please advise why you have not discussed the provisions of Minnesota Statute Sections 322B.383 and your decision not to provide dissenters rights.

We have revised the registration statement accordingly.

Also, Minnesota Statute 322B permits limited liability companies to eliminate dissenter’s rights as a means of providing LLC’s greater flexibility. Our board of governors approved an amendment to our Member Control Agreement to eliminate dissenter’s rights and the members approved this amendment as required by Minnesota law. Because no member of the company is entitled to dissenter’s rights under Section 322B.383, it would be inappropriate to discuss those provisions.
Unit Transfer Restrictions, page 71
70.	Summarize the unit transfer restriction under your member control agreement.

We have revised the registration statement accordingly.
Federal Income Tax Consequences of Owning Our Units, page 71.
71.	We note that you describe “some of the more important” federal income tax consequences. Please revise your disclosure, as necessary, so that all material federal income tax consequences to your investors are described.

We have revised the registration statement accordingly.

72.	If you cannot unequivocally state what the tax consequences “will” be, you should make clear why you cannot do so, the degree of uncertainty and what the possible outcomes and risks to investors are. For example, we note the equivocal statement is “probable” that you are subject to testing (“Publicly Traded Partnership Rules,” page 73), distributions made by you “generally” will not be taxable (“Tax Treatment of Distribution,” page 74), and what consequence is “likely” (under “Reporting Requirements” on page 78).

Barbara C. Jacobs,
Assistant Director
June 8, 2006

We have revised the registration statement accordingly.

73.	The material income tax consequences being opined upon by counsel remain unclear. Your disclosure states that the “material federal income tax consequences of owning our units are identified and discussed under each subheading contained in this section.” However, in the third paragraph, you state “[w]ith the exception of our tax counsel’s opinion that we will be treated as a partnership for federal income tax purposes, this section represents an expression of our tax counsel’s professional judgment regarding general federal income tax consequences of owning our units, insofar as it relates to matters of law and legal conclusions.” The purpose of this disclosure is unclear. Is counsel only opining on your tax status as a partnership? If all other disclosure is “an expression of our tax counsel’s professional judgment regarding general federal income tax consequences of owning our units,” you should revise to so state. Moreover, you should revise specifically to disclose “matters of law and legal conclusions” that are either the opinion of tax counsel or the professional judgment of tax counsel separately from any disclosure of the “general federal income tax consequences” also included in the prospectus. In addition we note your statement, for example in the “Partnership Status” section that “[y]our tax counsel has opined that...” We also note that Exhibit 8.1 appears to be a short-form opinion, confirming that the tax discussion in the prospectus is counsel’s tax opinion. Therefore, you should revise your disclosure to state clearly that the discussion here, and the relevant discussions elsewhere in this section, are the opinion of your tax counsel (rather then suggest that counsel “has opined” elsewhere).

We have revised the registration statement accordingly.
Additional Information, page 80
74.	Your statements suggesting that descriptions of exhibits are qualified in their entirety by reference to the full text of such exhibits appear to be in consistent with the requirement that all material information be provided in the prospectus. Please revise to remove such qualifying statements here and throughout the document.

We have revised the registration statement accordingly.
Financial Statements
Notes to Financial Statements
Note 1. Summary of Significant Accounting Policies
Investments, page F-6
75.	We note you currently hold available-for-sale securities. Please revise to provide the disclosures required by paragraphs 19 to 22 of SFAS 115.

We have revised the registration statement on page F-6 accordingly.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

Part II
Item 28. Undertakings
76.	The undertakings under Item 512 of Regulation S-B relating to Rule 415 offerings have been amended recently. Please revise your undertakings in conformity with the Item 512 of Regulation S-B.

We have revised the registration statement accordingly.
Signatures
77.	We note that your signature page contained on page II-4 does not appear to contain the proper signatures required by Form SB-2 or contain a signature page that represents Don Sargeant is signing pursuant to the power of attorney previously filed as Exhibit 24. Please revise accordingly.

We have revised the registration statement accordingly.
Exhibits
Exhibit 5.1
78.	We note your opinion shall be effective only as of the date of this opinion letter. Please file a more recently dated opinion letter with any future amendments.

We have revised the registration statement accordingly.

Barbara C. Jacobs,
Assistant Director
June 8, 2006

Exhibit 8.1
79.	We note you state, that the disclosure under the heading “Federal Income Tax Consequences of Owning Our Units” is a “general description” of such consequences. Please remove this sentence or in connection with the comments in that section revise your registration statement to clearly state the material tax consequences on which you are opining.

We have revised the registration statement accordingly.
If you have any further questions, please do not hesitate to contact me.

Very truly yours, LEONARD, O’BRIEN SPENCER, GALE & SAYRE, LTD.
By /s/ Todd A. Taylor
Todd A. Taylor
ttaylor@losgs.com

Enclosures
cc:      Mr. Donald Sargeant